UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILE PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Xenetic Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

984015503
(CUSIP Number)
Kate Inman
General Counsel, Secretary
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, Florida 33137
Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)
July 19, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
267,138 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
267,138 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	267,138		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	7.0%	(2)
14	TYPE OF REPORTING PERSON CO

(1)
Comprised of (i) 197,580 shares of common stock, par value $0.001(the “Common Stock”), of Xenetic Biosciences, Inc. (the “Issuer”), (ii) 29,154 shares of Common Stock issuable upon conversion of Series B Preferred shares of the Issuer, and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5 year warrant.

(2)
Calculated based on (i) 3,743,889 shares of Common Stock outstanding as of July 26, 2019, as reported by the Issuer directly to OPKO Health, Inc., (the “Reporting Person”), (ii) 29,154 shares of Common Stock issuable

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upon conversion of Series B Preferred shares of the Issuer, and (iii) 40,404 shares of Common Stock issuable upon conversion of a Class A 5 year warrant.

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ITEM 1.	SECURITY AND ISSUER
This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Xenetic Biosciences, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 40 Speen Street, Suite 102, Framingham, MA 01701.

ITEM 2.	IDENTITY AND BACKGROUND
Set forth in Schedule 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of OPKO Health, Inc. (the “Reporting Person” or “OPKO”).
(a), (f) This statement is being filed by OPKO, a corporation incorporated under the laws of the State of Delaware.
(b)    The address of the principal business and principal office of OPKO is 4400 Biscayne Blvd., Miami, Florida 33137.
(c)    OPKO is a diversified healthcare company that seeks to establish industry-leading positions in large and rapidly growing medical markets.
(d), (e) Except as described herein, during the last five years, neither the Reporting Persons nor any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
On September 7, 2018, the Securities and Exchange Commission filed a civil complaint in the Southern District of New York (the “Complaint”), against a number of individuals and entities, including OPKO and its CEO and Chairman, Dr. Phillip Frost and Frost Gamma Investments Trust (“FGIT”), an entity of which Dr. Frost is trustee. In December 2018, OPKO, Dr. Frost and FGIT entered into settlements with the SEC, which, upon approval by the court in January 2019, resolved the claims against OPKO, Dr. Frost and FGIT. Under the terms of the settlement between the SEC, Dr. Frost and FGIT, and without admitting or denying any of the allegations in the Complaint, Dr. Frost agreed to injunctions from violations of Sections 5(a) and (c) and 17(a)(2) of the Securities Act of 1933, claims which may be satisfied by strict liability and negligence, respectively, and Section 13(d) of the Exchange Act, also a strict liability claim; to pay a civil monetary penalty, disgorgement and pre-judgment interest, which have been paid; and to be prohibited, with certain exceptions, from trading in penny stocks. Pursuant to the settlement between OPKO and the SEC, and without admitting or denying any of the allegations of the Complaint, OPKO agreed to be enjoined from future violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), a claim that requires no showing of scienter, and to pay a civil monetary penalty, which has been paid. OPKO also agreed, within certain stipulated time periods, to: (i) establish a Management Investment Committee (“MIC”) that will make recommendations to an Independent Investment Committee (“IIC”) of OPKO’s board of directors in connection with existing and future strategic minority investments; and (ii) retain an Independent Compliance Consultant (“ICC”) on a time-limited basis to, among other things, advise OPKO on whether filings pursuant to Section 13(d) of the Exchange Act for previous strategic minority investments made at the suggestion of or in tandem with Dr. Frost and his related persons or entities should be made or amended to reflect group membership with Dr. Frost. The ICC has concluded his work. The ICC determined that certain prior investments by OPKO and Dr. Frost with respect to other issuers should have been grouped under Section 13(d) of the Exchange Act and that amended filings under Section 13(d) of the Exchange Act should be made. OPKO and Dr. Frost made the recommended filings on May 9, 2019.

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ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On January 5, 2016, OPKO completed a stock exchange agreement (the “Exchange Agreement”) with Relative Core Cyprus Limited (“Relative Core”) pursuant to which Relative Core agreed to transfer and sell to OPKO that certain number shares of the Issuer having a fair market value of $5.0 million in exchange for that number of shares of OPKO’s common stock having a fair market value of $5.0 million. OPKO issued 494,462 shares of its common stock to Relative Core and received 10,204,082 shares of the Issuer’s Common Stock from Relative Core.
On March 1, 2019, OPKO Pharmaceuticals, LLC (“OPKO Pharmaceuticals”), a subsidiary of OPKO entered into an assignment agreement with the Issuer (the “Assignment Agreement”), pursuant to which the Issuer agreed to acquire all of OPKO Pharmaceuticals’ right, title and interest in and to that certain Intellectual Property License Agreement (the “IP License Agreement”), entered into between The Scripps Research Institute (“Institute”) and OPKO Pharmaceuticals, regarding certain patents related to novel CAR T platform technology and through which the Institute granted an exclusive royalty-bearing license to the patent rights owned by the Institute to OPKO Pharmaceuticals in exchange for royalties, subject to the terms of the IP License Agreement.
Under the Assignment Agreement and the IP License Agreement, on July 19, 2019, Xenetic issued to OPKO Pharmaceuticals 164,062 shares of the Issuer’s Common Stock (the “OPKO Transaction Shares”) and to the Institute 54,687 shares of Issuer’s Common Stock (the “Institute Transaction Shares”). In connection with the Assignment Agreement, OPKO Pharmaceuticals has entered into a voting agreement with the Issuer (the “Voting Agreement”) pursuant to which OPKO Pharmaceuticals agreed, among other things, to vote its shares in the Issuer in favor of the transactions contemplated by the Assignment Agreement, and a lock-up agreement (the “Lock-up Agreement”) with the Issuer which restricts OPKO Pharmaceuticals’ sale or transfer of any of the OPKO Transaction Shares for at least 180 days as provided therein and as otherwise required by law.
References to and descriptions of the Assignment Agreement, the Voting Agreement and the Lock-up Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements which have been filed as Exhibits 1, 2, and 3 respectively and are incorporated herein by this reference.
The source of funds used by OPKO for each of its other acquisitions of securities of the Issuer was working capital.

ITEM 4.	PURPOSE OF TRANSACTION
The Common Stock was acquired by OPKO for investment purposes.
OPKO does not have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
The Reporting Person may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, concentration of positions in the portfolios managed by the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 984015503	Schedule 13D	PAGE 6 of 7

Adam Logal, OPKO’s Senior Vice President and Chief Financial Officer, is a director of the Issuer.

ITEM 5.	INTEREST AND SECURITIES OF THE ISSUER
(a), (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

Name	Number of Shares of Common Stock Beneficially Owned		Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Class
Adam Logal	3,645	(1)	Sole	Sole	<1%(2)
Richard Lerner	31,240	(3)	Sole	Sole	<1%(4)

(1)
Comprised of 3,645 shares of Common Stock issuable upon exercise of exercisable stock options that are currently exercisable. Excludes 521 shares of Common Stock issuable upon exercise of stock options that are not currently exercisable. The stock options were received as a result of Mr. Logal’s service as a director of the Issuer.

(2)	Based on 3,743,889 shares of Common Stock outstanding as of July 26, 2019, as reported by the Issuer to OPKO and 3,645 shares of Common Stock issuable upon exercise of exercisable stock options.

(3)	Comprised of 31,240 shares of Common Stock.

(4)	Based on 3,743,889 shares of Common Stock outstanding as of July 26, 2019, as reported by the Issuer to OPKO.

OPKO’s reported ownership does not include securities beneficially owned by Mr. Logal or Dr. Lerner. Except as otherwise disclosed herein, none of the persons named in Item 2, including Dr. Frost, own any securities of the Issuer. OPKO disclaims beneficial ownership of the securities of the Issuer owned by Mr. Logal and Dr. Lerner.
(c)    On July 19, 2019, the Reporting Person received 164,062 shares of the Issuer in connection with the Assignment Agreement. With the exception of Common Stock issued to Dr. Lerner on July 19, 2019, there have been no other transactions in shares of the Common Stock effected by the Reporting Person or any of the other persons named in Item 2 in the last 60 days.
(d)    No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.
(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The information set forth in Items 2, 3, 4 and 5 is incorporated by reference in its entirety into this Item 6.
Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.
References to and descriptions of the Assignment Agreement, the Voting Agreement and the Lock-up Agreement set forth above in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements which have been filed as Exhibits 1, 2, and 3 respectively and are incorporated herein by this reference.

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ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1    Assignment Agreement(1)
Exhibit 2    Voting Agreement(1)
Exhibit 3    Lock-up Agreement(1)

(1)	Incorporated by reference to Exhibits 10.1 and 10.3 to the Issuer’s Form 8-K filed with the Commission on March 4, 2019. The Lock-up Agreement is Exhibit A to the Assignment Agreement.

CUSIP No. 984015503	Schedule 13D	PAGE 8 of 7

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: July 29, 2019	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary

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SCHEDULE 1
Directors of OPKO
Name	Business Address	Principal Occupation or Employment	Citizenship
Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chairman & Chief Executive Officer OPKO Health, Inc.	United States
Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer OPKO Health, Inc.	United States
Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President -Administration OPKO Health, Inc.	United States
Robert S. Fishel, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chief Executive Officer & President Florida Electrophysiology Associates	United States
Richard M. Krasno, Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Lead Independent Director of Ladenburg Thalmann Financial Services, Inc.	United States
Richard A. Lerner, M.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Institute Professor The Scripps Research Institute	United States
John A. Paganelli	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Chairman of the Board Pharos Systems International	United States
Richard C. Pfenniger, Jr.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Former Chairman, Chief Executive Officer and President Continucare Corporation	United States
Alice Lin-Tsing Yu, M.D., Ph.D.	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Professor in Pediatrics at University of California in San Diego	United States

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Executive Officers of OPKO
Name	Business Address	Principal Occupation or Employment	Citizenship
Phillip Frost, M.D	4400 Biscayne Blvd., Suite 1500, Miami, Florida 33137	Chief Executive Officer & Chairman of the Board.	United States
Jane H. Hsiao, Ph.D., MBA	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Vice Chairman & Chief Technical Officer.	United States
Steven D. Rubin	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Executive Vice President - Administration.	United States
Adam Logal	c/o OPKO Health, Inc. 4400 Biscayne Blvd. Miami, Florida 33137	Senior Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer.	United States